Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-150903 and 333-168845) on Form S-8 and (Nos. 333-188695 and 333-191624) on Form S-3 of B&G Foods, Inc. of our report dated December 30, 2015, with respect to the statements of net assets to be sold of the General Mills Green Giant business as of May 31, 2015 and May 25, 2014 and the related statements of revenue and direct operating expenses for the fiscal years ended May 31, 2015, May 25, 2014 and May 26, 2013, which report appears in the Current Report on Form 8-K/A of B&G Foods, Inc. filed on January 19, 2016.

/s/ KPMG LLP

Minneapolis, Minnesota

January 19, 2016